INFOSYS LIMITED

CORPORATE GOVERNANCE GUIDELINES

As Adopted by the Board of Directors

effective July 15, 2020

A. PURPOSE AND FRAMEWORK

Infosys Limited (the "Company") recognizes that the enhancement of corporate governance is one of the most important aspects in terms of achieving the Company's goal of enhancing corporate value by deepening societal trust. Efficient corporate governance requires a clear understanding of the respective roles of the Board of Directors and of senior management and their relationships with others in the corporate structure. Strong Corporate Governance founded on values is the bedrock of the sustained performance at Infosys and fuels the Company's vision to achieve the respect of stakeholders.

The corporate governance standards established (Updated from time to time) by the Board of Directors (the "Board") of Infosys Limited provide a structure within which directors and management can effectively pursue the Company's objectives for the benefit of its stakeholders. These guidelines are framed in conjunction with Company's Memorandum & Articles of Association, the charters of the committees of the Board and applicable laws/ regulations / guidelines in force for the time being in India and the USA and other jurisdictions, as applicable.

Explanation – For the purpose of these guidelines the term "Management" includes, 'Executive officers' as designated under SEC rules, 'Key Managerial Personnel (KMP)' so appointed under Companies Act, 2013 and 'Senior Management' as defined under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

B. BOARD STRUCTURE AND COMPOSITION

B1. Board Size

The Size of the Board shall be as per the Memorandum & Articles of association of the Company read with Companies Act, 2013 and rules made thereunder ("the Act"), SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time ("Listing Regulations") and such other laws/ regulations in force for the time being, to the extent applicable to the Company.

B2. Board Diversity

Given the global and complex nature of the Company's business, it is important to consider diversity of thought, perspective, knowledge, skill, regional and industry experience, cultural and geographical background, age, ethnicity, race and gender, in evaluating candidates. The Nomination and Remuneration Committee based on above parameters has defined standards under Board Diversity policy, recommends candidates for consideration of the Board to be proposed for the approval of Company's shareholders or any director nominees to be elected or appointed by the Board to fill Board vacancies.

B3. Mix of Executive, Non-Executive and Independent Directors

The Board of the company shall have an optimum combination of executive, non-executive and independent directors with at least one-woman independent director. Not less than fifty percent of the Board shall comprise of non-executive directors and such other requirements to comply with various laws from time to time.

B4. Separation of Chairperson and CEO Positions

The Board shall have a designated Chairperson. The roles of Chairperson and the CEO shall be clearly demarcated and kept separate. The Board does not have a policy as to whether the Chair should be an independent director, a non-executive non-independent director, or a member of management. The Board may from time to time decide, if the director appointed as Chair shall be an independent or a non-executive, non-independent or an executive.

B5. Lead Independent Director

To ensure robust independent leadership on the Board, if the individual appointed as Chair is not an independent director, or when the independent directors determine that it is in the best interests of the Company, the independent directors may appoint a Lead Independent Director.

The Lead independent director serves as a liaison between the non-executive directors and management and performs such additional duties as the Board may determine. The general authority and responsibility of the Lead Independent Director are to be decided by the group of Independent Directors.

B6. Annual Director elections

One third of the Board members shall be subject to retirement by rotation, such Board members who are willing to get re-appointed shall be elected annually by the Company's shareholders. Each year, at the Company's annual general meeting, the Board shall recommend names of directors eligible for re-election by shareholders. The Independent directors shall not be subject to retire by rotation as they are appointed for a specific term.

C. BOARD QUALIFICATIONS AND TERM

C1. Key Board attributes and expertise

The Board shall include qualified members who bring the required skills competence and expertise that allow them to make effective contributions to the Board and its committees. The Board shall comprise of distinguished individuals with one or more following key attributes;

- Experience in driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities

- Proficiency in complex financial management, capital allocation, and financial reporting processes, or experience in actively supervising a principal financial officer

- Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth

- A significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models

- A history of leading growth through acquisitions and other business combinations, with the ability to assess 'build or buy' decisions, analyze the fit of a target with the Company's strategy and culture, accurately value transactions, and evaluate operational integration plans

- Service on a public company board to develop insights about maintaining board and management accountability, protecting shareholder interests, awareness of the corporate responsibilities towards its customers, employees, suppliers, regulatory bodies, and the communities in which it operates and observing appropriate governance practices

- Experience in developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation

- Knowledge and experience of building and leading sustainable organizations and shall include;

    - ✓ Understanding the importance of the Environment, Social, Governance ("ESG") goals, and how they should impact the boards role, composition and work processes
    - ✓ Implementing ESG goals fully integrated into the strategy of the Company
    - ✓ Guiding the reporting of ESG performance based on internationally recognized standards/frameworks

C2. Board Independence

The Board shall be composed of a majority of directors who meet the criteria for independence established by the Act, Listing Regulations and the listing standards of the New York Stock Exchange (NYSE)- and such other laws/ regulations in force for the time being, to the extent applicable to the Company. The Board shall review annually the relationship that each director has with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Following such annual review, only those directors who the Board affirmatively determines have no material relationship with the Company shall be considered Independent Directors

C3. Term Limitations and Retirement Policy

The term of executive directors shall not exceed five years on each occasion. An independent director shall hold office for a term up to five consecutive years on the Board and shall be eligible for reappointment for another term of up to five consecutive years on passing of a special resolution by the company's shareholders.

The Company shall not appoint or continue the employment of any individual as Managing Director / executive Director who has attained the age of sixty years and shall not appoint or continue the directorship of any individual as non-executive or Independent Director who has attained the age of seventy years.

Provided such appointment/ extension beyond the specified age limit, shall be at the discretion of the Board with the approval of shareholders by passing a special resolution based on the explanatory statement annexed to the notice for such motion indicating the justification for such appointment/ extension beyond sixty years/seventy years, as the case may be.

C4. Specific limitation on other Board Service

Executive directors may, with the prior consent of the Chairman of the Board, serve on the Board of two other business entities, provided that such business entities are not in direct competition with the Company's operations and the appointment shall be subject to the restrictions laid down under the Listing Regulations.

Executive directors are also allowed to serve on the boards of corporate or government bodies whose interests are germane to the future of the information technology and software business or the key economic institutions of the nation, or whose prime objective is to benefit society.

Independent directors are not expected to serve on the boards of competing companies. There are no other limitations except those imposed by law and good corporate governance practices.

Each Director is expected to ensure that his or her other existing and planned future commitments do not materially interfere with such Director's service on the Board. Membership of Boards and/or Committees of other organizations shall be consistent with the Company's conflict of interest policy.

D. BOARD INDUCTIONS

D1. Screening and Selection of new Directors

The Board delegates the screening and selection process involved in selecting the new directors to the Nomination and Remuneration Committee with direct input from the Chair of the Board.

The Nomination and Remuneration Committee shall be responsible for formulating the criteria for determining qualifications, positive attributes and independence of a Director and recommend candidates to the Board when circumstances warrant the appointment of a new Director. While performing this role, the Nomination and Remuneration Committee shall place due consideration for qualifications, integrity, expertise and experience of the candidate so nominated.

D2. New director orientation and continuing education

The Board believes that ongoing education is important for maintaining a current and effective Board. The Company shall host an orientation program for all new directors. The orientation shall include an introduction to the Company's Key Managerial Personnel (KMP) and organization structure, services, group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board. Incumbent directors may also be invited to attend the orientation program. Presentations shall be made by executive directors / Key Managerial Personnel / other senior management. The presentations shall cover an overview of our strategy and operations to familiarize the new inductees about the strategy, operations and functions of the Company.
The orientation program shall cover, including but not limited to the following topics -

- ✓ Company's culture, values and ethos
- ✓ Company's strategy
- ✓ Operations
- ✓ Service offerings
- ✓ Product offerings
- ✓ Platform offerings
- ✓ Markets
- ✓ Software delivery
- ✓ Organization structure
- ✓ Finance
- ✓ Human Resources
- ✓ Technology
- ✓ Quality
- ✓ Facilities
- ✓ Risk management
- ✓ The ESG commitments and performance of the Company

The Company shall also facilitate the continual education requirements of the directors. Each director shall be entitled to a training fee per annum. Independent directors shall be allowed to attend educational programs in the areas of board / corporate governance.

E. ROLES AND RESPONSIBILITIES OF THE BOARD

The primary role of the Board shall be of trusteeship to protect and enhance shareholder value through strategic direction to the Company. As trustees, the Board shall have fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth. The Board shall exercise its duties with care, skill and diligence, and exercises independent judgment and shall set strategic goals and seeks accountability for their fulfillment. Further the Board shall direct and exercise appropriate control to ensure that the Company is managed in a manner that fulfills stakeholders' aspirations and societal expectations.

The fundamental duty of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its stakeholders. While discharging such obligations, the Directors may rely on the honesty and integrity of the Company's officers, employees, independent auditors and other advisors. Further, the Board members shall have free access to the Company's books/ records.

E1. Corporate Governance Philosophy

The Board shall take the best possible decisions by exercising fair judgment in their fiduciary capacities directed towards aim to realize Company's governance philosophy, pronounced as below;
"Our corporate governance is a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times."

While pursuing the corporate governance philosophy, the Board shall perform various roles from time to time, such as-

- Appointment of directors including executive directors
- Target setting for executive directors and KMP
- Evaluation of the Board, Committees, Chairman, executive directors and KMP
- Setting Strategic decision
- Advisory on key business decisions
- Decisions on transactions requiring approval
- Financial modeling
- Risk Monitoring
- Coaching and mentoring
- Review and guide the achievement of ESG goals

E2. Professional Conduct

All directors are expected to adhere to the Company's Code of Conduct and Ethics further, the directors shall;

- Embrace and uphold ethical standards of integrity and probity;
- Act objectively and constructively while exercising duties;
- Exercise responsibilities in a bona fide manner in the interest of the Company;

- Devote sufficient time and attention to professional obligations for informed and balanced decision-making;
- Not allow any extraneous considerations that may vitiate exercise of objective independent judgement in the paramount interest of the Company as a whole, while concurring in or dissenting
- from the collective judgement of the Board in its decision-making
- Not abuse the position to the detriment of the Company or its shareholders or for the purpose of gaining direct or indirect personal advantage or advantage for any associated person.
- Refrain from any action that could lead to a loss of their independence;
- Ensure that if circumstances arise under which they may lose their independence, they shall immediately inform the Board accordingly, and
- Assist the Company in implementing the best corporate governance practices.

E3. Conflict of Interest

The Board members are expected to be mindful of possible conflicts of interest, including anything that could impair their independence as a director, and should discuss any issues with the Chairman and the Lead Independent Director, if any. If a significant conflict arises and cannot be resolved, the director would be expected to resign.

Each director is required to annually disclose their directorship / shareholding / relative details to the Company.

The Audit Committee of the Board shall review and approve all related party transactions of the Company as required under Company's related party transaction policy, laws of India and rules/ regulations framed by US Securities and Exchange Commission and that of the NYSE to the extent applicable.

All directors who are concerned or interested in a transaction, are expected to recuse themselves from participating in the discussion at the Board/ concerned committee meetings on such transactions.

E4. Material non-public information

By virtue of the positions held, the Board members are generally exposed to material, non-public information concerning business, strategy and operating plans. The Board members shall always treat all corporate information available for their consumption with discretion, and treat all information received in the course of their work with utmost confidentiality.

The Board members are prohibited from discussing all material non-public information or any other information having bearing on the share price of the Company, with friends, relatives and acquaintances. These obligations are continuing and shall subsist until such information is consummated or abandoned or until there is a public announcement by the Company in this regard.

The Board members being designated persons under Insider trading policy, all their trades in the securities of the Company shall be regulated as prescribed under the Insider trading policy of the Company.

Further, the Board members are prohibited from hedging activities such as, trading in options, puts, calls, or other derivative instruments related to Company's stock or debt.

Each Board member shall strictly adhere to the Insider Trading policy of the Company.

E5. Corporate Citizenship & ESG efforts

As overseers of risk and stewards of long-term enterprise value, the Board shall have a vital oversight role in assessing the organization's environmental and social impacts. They shall also be responsible for understanding the potential impact and related risks of ESG issues on the organization's operating model.

The Board's role shall include:

- **Understanding ESG**

  - ✓ Articulating a Statement of purpose for the corporation and measuring 'purpose' together with profitable growth
  - ✓ Being aware and well-informed that sustainability/ESG has become a major, mainstream governance topic that encompasses a wide range of issues, including a company's long-term durability as a successful enterprise, climate change and other environmental risks and impacts, systemic financial stability, management of human capital, labor standards, resource management, and consumer and product safety, and consider how the company presents itself with respect to these matters
  - ✓ Being educated on the key ESG issues facing the company and be able to converse comfortably on those issues that matter or present significant risks
  - ✓ Receiving regular briefings on relevant ESG matters and the company's approach to handling them

- **Implementing ESG as part of business strategy**

  - ✓ Working with management to identify which ESG issues are most pertinent to the company's business and key stakeholders and to oversee implementation of appropriate policies and processes for assessing, monitoring and managing material ESG risks and opportunities
  - ✓ Considering sustainability/ESG dimensions as an integral part of annual strategy review
  - ✓ Strengthening their risk oversight role on ESG-related risks

- **Reporting on ESG**

  Being informed of the company's approach to dealing with investor requests for ESG-related engagement, external disclosure and reporting of the company's ESG performance using recognized standards and frameworks

E6. Consideration towards Stakeholders & Transparency

The Board shall consider the impact of various actions and decisions on the Company's customers, employees, suppliers, government / administration, statutory authorities et al and disclose all direct or indirect material matters affecting the stakeholders.

E7. Risk Management oversight

The Board is responsible for overseeing management's efforts to assess and manage material risks and for reviewing options for risk mitigation. The Board reserves oversight of the major risks of the Company and may delegate risk oversight responsibility to committees of the Board.

Risk Management Committee shall assist the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks. The Committee has overall responsibility for monitoring and approving the enterprise risk management framework and associated practices of the Company.

E8. Annual Strategic and operating plans

At least once a year, the Board shall hold a strategy retreat during which the members of the leadership team present the Company's overall corporate strategy and seek inputs from the Board. The Board shall regularly monitor the implementation of the annual plans to assess whether they are being implemented effectively and within the limits of approved budgets. At subsequent meetings, the Board shall review the performance of the Company against its strategic plan. In addition, throughout the year, the Board shall review specific strategic initiatives where the it shall provide additional oversight. The Board shall continuously be engaged in providing oversight and independent business judgment on the strategic issues that are most important to the company.

E9. Meeting attendance

The Board members are expected to prepare, attend and participate at least four Board meetings in a year, the concerned committee meetings and the Annual General Meeting of the shareholders. However, the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all the meetings.

The Company shall make arrangements to enable Directors' participation virtually, through Video conferencing and any other audio-visual means. Further, the Board members are expected to spend their quality time on these meetings, needed to discharge their obligations properly. Directors are expected to review meeting materials prior to Board and Committee meetings and, when possible, may communicate in advance of meetings any questions or concerns that they wish to discuss so that management will be prepared to address the same.

E10. Governance controls

The responsibilities of the Board shall also include;

- Supervise the effectiveness of the company's governance practices and making changes as needed.
- Approval of establishment of Board committees, their mandate, composition and working procedures.
- Selection, Evaluation and Retention of Chairman/Chief Executive Officer and Oversight of Selection and Performance of Other Key Managerial Personnel
- Understanding, Reviewing and Monitoring Implementation of Strategic Plans and Annual Operating Plan and Budgets
- Selection and Oversight of Independent Auditors, monitoring integrity of financial information and legal compliances
- Review and approval of significant corporate actions (e.g. Declaration of Dividend, major Mergers & Acquisition transactions, etc.).
- Evaluating and nominating directors and members of Board committees, overseeing the structure and practices of the Board and the committees, and encourage continuous training of Directors.
- Approval of the Charters, guidelines and policies as per the statutory requirements and Board Governance.
- Periodically review the Board/ Committee meeting action items of the management on specific matters.
- Reviewing and guiding corporate strategy, major plans of action, risk policy, annual budgets and business plans; setting performance objectives; monitoring implementation and corporate performance; and overseeing major capital expenditures, acquisitions and divestments.
- Selecting, compensating, monitoring and, when necessary, replacing Key Managerial Personnel and overseeing succession planning.
- Aligning Key Managerial Personnel and Board remuneration with the long-term interests of the Company and its shareholders by framing key performance indicators

- Overseeing the process of disclosure and communications.
- Where decisions of the Board may affect different shareholder groups differently, the Board shall treat all shareholders fairly.
- Other general responsibilities as per the laws/ regulations in force for the time being, applicable to the Company

E11. Governance during catastrophe and crisis

In the event of an unforeseen exigency, Corporate Governance, assumes an even more significant role in ensuring the best possible outcomes for all stakeholders. At this time, it is important for the Board to:

- Stay focused to the purpose, values, principles and culture of the organization
- Ensure the organization is agile and responsive to the changing systems and regulations
- Keep a pulse on changing stakeholder expectations
- Prioritize employee well-being as instrumental to organizational well-being
- Activate business continuity plan/ crisis management plan
- Strengthen stakeholder communication and engagement
- Review the need to make commitments, financial and otherwise, to respond to a specific situation

Crisis shall be any event which is fast evolving to an unstable condition involving an impending abrupt or significant change that requires urgent attention and action to protect life, safety of employees, assets, business continuity with profitable growth, reputation and environment.

An incident may be categorized as a crisis if one or more of the following impacts occur:

- Large scale impact on health and safety of employee and community
- Inability to provide service to our clients in key geographies
- Significant plunge in share price
- Sustained reputational damage
- Significant loss of confidence by key stakeholders or
- Unavailability of leadership

The Board shall be responsible for overseeing the management of crisis events to ensure the impact is minimal and shall directly manage the crisis arising out of governance events. The Board shall assess the response and advise the management for any additional mitigation actions. Upon the end of crisis, they should assess the learnings from the crisis, that needs to be implemented.

E12. Succession Planning

The Nomination and Remuneration Committee shall periodically review and assess the adequacy of the Company's policies, plans and procedures with respect to succession planning, including policies and principles for KMP selection and performance review. The review of policies shall also encompass succession in the ordinary course of business and in the event of unexpected events or emergencies.

E13. Management Development

The Board shall determine that a satisfactory system is in effect for education, development, and orderly succession of the senior and mid- level management throughout the Company. In addition, the Nomination and Remuneration Committee, with input from the Key Managerial Personnel and other members of management as appropriate, will review annually the Company's program for management development.

F. BOARD COMMITTEES

F1. Standing Committees

The Board at all times shall have the following committees;

a) Audit Committee
b) Nomination and Remuneration Committee
c) Stakeholders' Relationship Committee
d) Risk Management Committee
e) Corporate Social Responsibility Committee

The Board may, from time to time, form new committees comprising of Board members/ executives as it deems appropriate. The Board may, to the fullest extent permitted by law, delegate any of its functions and responsibilities to a committee of the Board.

F2. Independence and Qualifications of Committee Members

The Composition of the committees shall be as the respective terms of reference drawn in compliance with the Act, Listing Regulations, listing conditions of NYSE and such other laws / regulations for the time being in force, to the extent applicable to the Company.
Further the Committee membership criteria shall also be subject to overall ceiling on committee membership across all public limited Companies, prescribed under Listing regulations.

F3. Committee assignments and Chairperson

The Board shall designate a chair for each of the Committees and from time to time delegate the responsibilities / assignments as prescribed and permitted under law.

F4. Committee terms of reference/ Charter

Each committee shall have its own charter. The charter will set forth the purpose, authority and responsibilities of the standing committee in addition to the qualifications for committee membership.

The web links where the charter of each of the committees are available in the website of the Company are provided below;

Committee	Web link of the charter
Audit Committee	https://www.infosys.com/investors/corporate-governance/documents/audit-committee-charter.pdf
Nomination and Remuneration Committee	https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf
Stakeholders' Relationship Committee	https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf
Risk Management Committee	https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf

Corporate Social Responsibility Committee	https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

F5. Committee Meeting and Agenda

The chair of each committee shall determine, in consultation with the appropriate committee members and members of management, and in accordance with the committee's charter, the frequency and length of committee meetings and the committee's agenda. Each standing committee shall establish, to the extent foreseeable and practical, a schedule of agenda items to be discussed during the year. The schedule for each standing committee shall be furnished to the full Board.

F6. Committee reports

Each committee shall submit their reports annually, highlighting the activities undertaken by them during the year.

F7. Committee evaluation

Each committee shall evaluate its performance annually to assess their effectiveness. The Nomination and Remuneration Committee shall facilitate such annual evaluation. The Board/ Committee may engage an external specialist from to time, to carry out the evaluation, as it may deem fit.

G. BOARD OPERATIONS AND MEETINGS

G1. Board meeting schedule and place

Calendar of dates for Board meetings for the ensuing year shall be decided in advance and shall be circulated to each of the Board members. The Board shall meet at least once a quarter, and may also meet at such other times as may be necessary determined by the needs of Company's business. Board meetings shall generally be held at the registered office at Electronics City, Bengaluru, India. The Board may meet at any other place from time to time and a participation through video conferencing shall be allowed, as the Board may deem appropriate, subject to applicable laws.

G2. Agenda for the Board meetings

Draft agenda of the Board meeting as well as the Committee meetings shall be circulated to the Board members and the Chairman of the Committees of the Board respectively, for their reviews. The agenda shall include such matters as decided by the management as well as the issues suggested by any of the Directors from time to time. Each Board member is free to suggest the inclusion of items on the agenda. Each Board member is also free to raise at any Board meeting, subjects that are not on the agenda for that meeting, with the permission of the chair and consent of majority of directors.

G3. Advance distribution of Agenda and Meeting materials

The agenda and meeting materials for the Board / Committee meetings shall be sent to the Directors prior to the Board meeting, with an exception to those matters that are material, unpublished and price sensitive. The objective being agenda and meeting schedule must permit adequate time for discussion between Board members and management. Management shall ensure that the materials distributed are as concise as possible yet give directors sufficient information to make informed decisions.

G4. Access to Management and External advisors

Board members shall be granted unfettered complete access to the Management (nevertheless ensuring that such contact does not interfere with the operation of the Company's ordinary business) and records of the Company.

The Board and each committee of the Board will have the authority to obtain advice, reports or opinions from internal and external counsel and expert advisers and will have the power to hire, at the expense of the Company, legal, financial and other advisers as they may deem necessary or appropriate, without consulting with, or obtaining approval from, management in advance.

G5. Attendance of Non-Directors at Board Meetings

The Board may allow the attendance at Board meetings of non-Board members who are present for the purpose of making presentations, responding to questions by the directors or providing counsel on specific matters within their area of expertise.

G6. Separate meetings of Independent Directors

The Independent directors shall meet at least once a year, during the regularly scheduled Board meetings without the presence of executive management. The Lead Independent director shall preside over such meetings, in the absence of Lead Independent Director, one of the Independent Directors chosen by the group of Independent Directors shall act as chair of the meeting. Such meetings shall inter alia:

i. review the performance of non-independent directors and the Board as a whole;
ii. review the performance of the Chairperson of the Company, considering the views of executive directors and non-executive directors;
iii. assess the quality, quantity and timeliness of flow of information between the company management and the Board that is necessary for the Board to effectively and reasonably perform their duties.

H. PERFORMANCE AND COMPENSATION

H1. Board Evaluation

The Board and its committees shall annually engage in an assessment evaluating their performance for the purpose of increasing the effectiveness of the Board. The Nomination and Remuneration Committee is responsible for formulating criteria for evaluation of performance of independent directors/ other Board members. The Committee should also ensure the smooth conduct of Board evaluation process every year. The Committee shall ensure that the annual evaluation is of the Board's contribution as a whole and shall specifically review areas in which the Board and/or management believe improvement may be desirable.

In determining whether to recommend a director for re-election, the Nomination and Remuneration Committee shall also consider the Director's past attendance at meetings and participation and contributions to the activities of the Board.

The Board evaluation should basically encompass, the evaluation of all the directors, committees, Chairman of the Board, and the Board as a whole. The Board may engage an external specialist from to time, to carry out the evaluation, as it may deem fit.

H2. Board Compensation

The form and amount of Board member compensation shall be determined by the Nomination and Remuneration Committee in accordance with the policies and principles set forth in its charter and that of the Nomination and Remuneration policy. The Nomination and Remuneration Committee shall act with an objective of creating alignment of Board compensation with long-term shareholder interests. The Independent Directors shall not be entitled for any stock incentives for their services on Company's Board. Executive Directors shall not be eligible for any sitting fees for attending Board/ committee meetings.

H3. Annual Evaluation of the Chief Executive Officer(s) and Key Managerial Personnel

The Nomination and Remuneration committee shall perform an annual evaluation of the Chief Executive Officer(s). Key Managerial Personnel (KMPs) shall be evaluated by the executive directors on an annual basis. The evaluations shall be based on pre-determined Key Performance Indicators (KPIs) such as, performance of the business, accomplishment of long-term strategic objectives and Total shareholders return (TSR).

The evaluations shall be used by the committee in the course of its decision relating to the compensation of the Chief Executive Officer(s) and KMPs.

I. SHAREHOLDER RELATIONS

I1. Engagement with Shareholders

The Company shall maintain an active dialogue with shareholders to ensure a diversity of perspectives are thoughtfully considered. From time to time, the management shall designate an officer (Investor Relations officer) to engage with the investor community. When engaging in a dialogue with shareholders, the Company shall fully ensure that a substantive information disparity does not arise amongst shareholders.

The Company shall also provide explanations on various items, including the basic principles underlying capital policy, management strategy, operating plans, management benchmarks, target value for those benchmarks, and allocation of management resources to achieve them.

I2. Protecting Shareholders rights and interests

In order to protect shareholders' rights, the Company shall appropriately disclose to the shareholders all material relevant information affecting their investment decision, on a timely basis.

The Company shall also give sufficient consideration to the rights of minority shareholders. The Board members, KMPs or any officers of the Company shall not conduct any transactions that conflict or compete with the interests of the shareholders without the approval of the Board.

J. MISCELLENEOUS

J1. Limitation and amendment

In the event of any conflict between the provisions of this guideline and of the Act or Listing Regulations or any other statutory enactments, rules, the provisions of such other law for the time being in force, to the extent applicable to the Company (collectively, "enactments"), the statutory provisions shall prevail over this guideline. Any subsequent amendment / modification in the enactments in this regard shall automatically apply to this guideline.

J2. Periodic review of the Corporate Governance Guidelines

The Board reserves right to amend or modify this guideline in whole or in part, at any time without assigning any reason whatsoever. The guideline shall be disseminated on the website of the Company.

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